SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 27, 2010

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _ No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

Enclosure: Press release **DEALING IN SECURITIES BY COMPANY SECRETARY OF ANGLOGOLD ASHANTI LIMITED**



ANGLOGOLD ASHANTI LIMITED
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
("AngloGold Ashanti")

ISIN: ZAE000043485   JSE Share code: ANG

DEALINGS IN SECURITIES BY THE COMPANY SECRETARY OF ANGLOGOLD ASHANTI LIMITED IN TERMS OF THE ANGLOGOLD SHARE INCENTIVE SCHEME

In terms of JSE Listings Requirement 3.63 AngloGold Ashanti gives notice that the company secretary has exercised share options, after having received clearance to do so in terms of Listings Requirement 3.66. The options were granted in terms of the AngloGold Share Incentive Scheme.

This has resulted in the following ordinary shares of the company having been allotted and traded on the JSE:

Details	L EATWELL
Date options exercised	26 May 2010
Date options granted	1 November 2004 16 March 2007 17 March 2007
Quantity of options exercised / shares allotted	2,552
Option exercise price	1,252 at NIL 1,300 at R228.00
Quantity of shares sold on the JSE	2,552
Nature of sale	Sale of shares on market
Quantity of shares acquired in own name	NIL
Market price per share (excluding costs)	R330.00
Total value of shares sold	R842,160
Type of interest	Beneficial
% of total shares in issue	0.000703856%

27 May 2010

JSE Sponsor: UBS

Queries

South Africa	Tel:	Mobile:	E-mail:
Alan Fine (Media)	+27 (0) 11 637 6383	+27 (0) 83 250 0757	afine@AngloGoldAshanti.com
Joanne Jones (Media)	+27 (0) 11 637 6813	+27 (0) 82 896 0306	jjones@AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 27, 2010

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary